Filed by The Trust Company of New Jersey Pursuant to Rule 425
Under the Securities Act of 1933

Subject Company: The Trust Company of New Jersey
Commission File No.: 132-02270
Date: December 16, 2003

This filing relates to a proposed merger (the “Merger”) of The Trust Company of New Jersey, a New Jersey state-chartered bank (“Trust Company”) and North Fork Bank (“North Fork Bank”), a New York state-chartered bank and a wholly owned subsidiary of North Fork Bancorporation, Inc. (“North Fork”) pursuant to the terms of an Agreement and Plan of Merger dated as of December 16, 2003 by and among North Fork, North Fork Bank and Trust Company.

The following is a press release relating to the Merger:

NORTH FORK BANCORP
275 Broadhollow Road, Melville, NY 11747 (631) 844-1258 FAX (631) 844-1471

FOR IMMEDIATE RELEASE	Contact:	Daniel M. Healy
Executive Vice President
Chief Financial Officer
(631) 844-1258
North Fork Bancorporation

	Contact:	William S. Burns
Executive Vice President
Chief Financial Officer
(201) 420-4946
The Trust Company of New Jersey
35 Journal Square
Jersey City, NJ 07306

NORTH FORK BANCORPORATION, INC. EXPANDS IN NEW JERSEY WITH THE
ACQUISITION OF THE STATE’S 4TH LARGEST BANK, TRUST COMPANY OF NEW
JERSEY, FOR $726 MILLION IN STOCK

     Melville, N.Y. – December 16, 2003 – North Fork Bancorporation, Inc. (NYSE: NFB) announced today that it has reached a definitive agreement to acquire The Trust Company of New Jersey (NASDAQ: TCNJ), in an all-stock transaction valued at $726 million. The transaction will make North Fork a leading competitor in Northern New Jersey, one of the wealthiest and most densely populated areas in the United States.

     TCNJ, with $4.3 billion in assets, $3.4 billion in deposits and $2.1 billion in loans, is New Jersey’s 4th largest bank. TCNJ’s branch network spans Northeastern New Jersey, from the densely populated suburbs outside of New York City, where it enjoys a #1 market share in Hudson County, to Northern Ocean County.

     TCNJ shareholders will receive a fixed exchange ratio of one share of NFB common stock for each share held, valuing TCNJ shares at $37.65, based on NFB’s closing price on December 15, 2003. The $37.65 purchase price represents 258% of TCNJ’s book value per share. The transaction is intended to qualify as a reorganization for federal income tax purposes and provide a tax-free exchange of shares.

     John Adam Kanas, Chairman and Chief Executive Officer of North Fork, commented, “This is the one we’ve been waiting for. It accelerates the growth rate of our entire company while meeting and exceeding our self imposed hurdle rates for accretion of earnings and tangible book value. This is a very exciting deal for North Fork.”

     Alan J. Wilzig, Chairman and Chief Executive Officer of The Trust Company of New Jersey, added: “I am pleased to be affiliating with an institution of the caliber of North Fork. Given their industry-leading financial performance, we are confident that North Fork can replicate in New Jersey the success it has demonstrated in its existing marketplace.”

     The transaction is expected to be $0.11 accretive to North Fork’s earnings per share on an annualized basis for 2004 and 8% accretive to tangible book value. North Fork anticipates achieving 40% cost savings of the non-interest expense base of TCNJ, phased in through 2004 with the impact being fully realized in 2005.

     The definitive agreement has been approved by the directors of both North Fork and TCNJ. The transaction is subject to all required regulatory approvals, approval of the shareholders of TCNJ (by a two-thirds vote of outstanding shares), and other customary conditions. North Fork shareholder approval is not required. TCNJ shareholders holding approximately 40% of TCNJ stock have committed to vote in favor of the merger through the execution of support agreements. The transaction is not subject to any collars or walk-away provisions. Due diligence has been completed and the transaction is expected to be completed in the second quarter of 2004.

     North Fork will hold a conference call today, December 16 at 11:00 a.m., ET to discuss this merger. The Domestic Dial-In number is 800-811-7286, Passcode 707556. An international telephone is also available for this conference. The International Call-In number is 913-981-4902, Passcode 707556. The presentation that will be used during the conference call may be obtained by logging on to North Fork’s website at http://www.northforkbank.com. Replay will be available after 4:00 p.m. ET, December 16 and will play for one week following, through December 23. The domestic replay number is 888-203-1112. International replay number is 719-457-0820. The passcode for all is 707556.

     About North Fork Bancorporation, Inc.

     North Fork Bancorporation, Inc. is a $20 billion multi-bank holding company headquartered in Melville, New York. It operates 176 branches throughout the metropolitan New York City area, Long Island and Connecticut.

     About The Trust Company of New Jersey

     The Trust Company of New Jersey, founded in 1896, is a $4 billion bank which operates 93 branches in Northern New Jersey.

     North Fork Bancorporation was represented in the transaction by its financial advisor Keefe, Bruyette & Woods and its legal advisor Skadden, Arps, Slate, Meagher & Flom LLP. The Trust Company of New Jersey was represented by its financial advisor UBS Investment Bank and its legal advisor Sullivan & Cromwell LLP.

* * *

This press release contains forward-looking statements regarding North Fork’s acquisition of TCNJ. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) estimated cost savings from the acquisition cannot be fully realized within the expected time frame; (2) revenues following the acquisition are lower than expected; (3) competitive pressure among depository institutions increases significantly; (4) costs or difficulties related to the integration of the businesses of North Fork and TCNJ are greater than expected; (5) changes in the interest rate environment reduce interest margins; (6) general economic conditions, either nationally or in the markets in which North Fork will be doing business, are less favorable than expected; (7) legislation or changes in regulatory requirements adversely affect the businesses in which North Fork would be engaged or (8) factors occur which result in a condition to the transaction not being met.

North Fork intends to file with the SEC a registration statement and other relevant materials in connection with the Merger. The registration statement will contain a proxy statement/prospectus to be distributed to the stockholders of Trust Company in connection with their vote on the Merger. Investors and security holders are urged to read the registration statement (including the proxy statement/prospectus) and the other relevant materials when they become available because they will contain important information about North Fork, Trust Company and the Merger.

The registration statement (including the proxy statement/prospectus) and other relevant materials, and any other documents filed by North Fork with the SEC, when they become available, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by North Fork by contacting the Corporate Secretary, North Fork Bancorporation, Inc., 275 Broadhollow Road, Melville, NY 11747, telephone: 631-844-1252 or by visiting North Fork’s website at http://www.northforkbank.com.

Trust Company and certain of its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Trust Company in favor of the Merger. Information about the interests of Trust Company’s executive officers and directors in Trust Company is set forth in the proxy statement for Trust Company’s 2003 Annual Meeting of Stockholders, which was filed with the FDIC on April 4, 2003. In addition to those interests, Alan J. Wilzig, the Chairman, President and Chief Executive Officer of Trust Company, will become a director of North Fork following the Merger and will enter into an employment agreement and change of control agreement with North Fork. If and to the extent that Mr. Wilzig will receive any additional benefits in connection with the Merger that are unknown as of the date of this filing, the details of such benefits will be described in the proxy statement/prospectus to be distributed to Trust Company shareholders. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Wilzig and Trust Company’s other executive officers and directors in the Merger by reading the proxy statement/prospectus when it becomes available.

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